July 29, 2014

VIA EDGAR

Ms. Alison White, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	FORUM FUNDS Absolute Opportunities Fund Absolute Strategies Fund (the "Funds") (File Nos. 811-03023 and 002-67052)

Dear Ms. White:

On May 30, 2014, Forum Funds ("Registrant") filed Post-Effective Amendment No. 445 ("PEA 445") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to reflect new and revised disclosure in the Funds' prospectus, statement of additional information, and Part C (accession number 0000315774-14-000002) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Thursday, June 26, 2014, regarding PEA 445 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is being filed concurrently with this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS

Comment 1: On the cover page, please note that Form N-1A does not require the Registrant to disclose that an investment in the Funds is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response: Registrant has removed the disclosure.

Comment 2: In the Fees and Expenses table, please include the Dividend and Interest Expenses on Short Sales as a sub-category of "Other Expenses," as Form N-1A does not permit a separate line item for Dividend and Interest Expenses on Short Sales.

Response: Registrant has revised the disclosure consistent with Staff's comment.

Comment 3: In the Fees and Expenses table, delete all language in the Dividend and Interest Expenses on Short Sales footnote except for the first sentence.

U.S. Securities and Exchange Commission
July 29, 2014

Response: Registrant has included the referenced footnote disclosure in the Funds' prospectus since their inception because Registrant believes that the information contained therein may be material to investors. Registrant also notes that the disclosure, at the time it was drafted, was the result of consultations between, and agreed upon by, the Staff and Registrant. As such, Registrant respectfully declines the comment.

Comment 4: Confirm that the Expense Cap for each Fund will be filed as an exhibit to the Registration Statement.

Response: Registrant confirms that the referenced expense limitation agreements will be filed as an exhibit to the Registration Statement.

Comment 5: Confirm that each Expense Example is appropriately calculated to reflect the applicable Expense Cap.

Response: Registrant confirms that the Expense Example has been calculated in accordance with the requirements of Form N-1A.

Comment 6: In the Principal Investment Strategies sections, use wording other than "diversify," as each Fund is considered non-diversified and the language may appear confusing or misleading.

Response: Registrant has revised the disclosure in the Opportunity Fund's prospectus consistent with Staff's comment. Because the Strategies Fund, however, has changed its sub-classification under Section 5(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), from non-diversified to diversified, it may continue to describe its strategy as one that diversifies the portfolio across asset classes.

Comment 7: The Staff rejects the use of equivocal language (e.g., "including," "such as," etc.) in Registration Statement disclosure. Therefore, Registrant should revise such language throughout the Registration Statement.

Response: Registrant acknowledges the Staff's comment. Registrant respectfully declines to delete all such language, however, because the disclosure must provide the Adviser with sufficient flexibility to manage each Fund for the next year given the "evergreen" nature of the Registration Statement.

Comment 8: Describe the meaning of "Long/Short Strategies," as seen in the Principal Investment Strategies.

Response: Long/Short Strategies refer to certain investments that the Adviser and Subadvisers may employ on behalf of each Fund in order to achieve the desired market exposure. As explained in the prospectus, each Fund may invest in a security long while also attempting to decrease overall market risk or take advantage of an anticipated decline in the price of an "overvalued" company or index by using short sales, futures or options.

U.S. Securities and Exchange Commission
July 29, 2014

Comment 9: Confirm that an acquired fund fees and expenses line item does not need to be included in the Fees and Expenses tables based on each Fund's investments in exchange-traded funds.

Response: Although the Funds intend to invest in exchange-traded funds, Registrant confirms that each Fund's acquired fund fees and expenses did not exceed 0.01% of its total annual operating expenses for the most recent fiscal year.

Comment 10: Confirm that each Fund will segregate the appropriate amounts in accordance with Section 18 of the 1940 Act and Investment Company Act Release No. 10666 when employing leverage transactions.

Response: Registrant confirms that each Fund segregates the appropriate amounts required by Section 18 of the 1940 Act, Investment Company Act Release No. 10666 and the related no-action letters.1

Comment 11: Ensure that the Funds' disclosures pertaining to derivatives are not overly vague or generalized. Reference, specifically, Barry Miller's letter to the Investment Company Institute dated July 30, 2010 ("ICI Letter"), and the SEC's Division of Investment Management's Guidance Update dated July 2013 ("IM Guidance").

Response: Registrant confirms that the Funds' disclosures pertaining to derivatives are not overly vague or generalized in accordance with the ICI Letter and IM Guidance.

Comment 12: Under "Registered Investment Company and Exchange-Traded Funds Risk," review the disclosure omitted as compared to the Funds' Registration Statement filed on May 30, 2011, and reinsert the disclosure for each Fund.

Response: Registrant has revised the disclosure consistent with Staff's comment.

Comment 13: In the Average Annual Total Returns table, confirm the correctness of the parenthetical to the HFRX Global Hedge Fund Index. Staff research shows that the performance of the Index is typically calculated net of fees.

Response: Registrant has revised the disclosure consistent with Staff's comment.

Comment 14: In the sub-sections titled "Redemptions in Kind," disclose that shareholders will bear any risks of not being able to sell the in kind distribution.

Response: The Funds' current disclosure discusses such risks.

__________________
1See Dreyfus Strategic Investing and Dreyfus Strategic Income Fund (pub. avail. June 22, 1987); Hutton Options Trading L.P. (pub. avail. Feb. 2, 1989); Sanford C. Bernstein Fund, Inc. (pub. avail. June 25, 1990); Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994); and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

U.S. Securities and Exchange Commission
July 29, 2014

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 15: With respect to the Opportunities Fund, synchronize the language in the section titled "L. Non-Diversification" to match that of the Strategies Fund.

Response: Registrant has revised the Opportunities Fund disclosure consistent with Staff's comment. The referenced section of the Strategies Fund SAI has been deleted to reflect the Fund's change in sub-classification from non-diversified to diversified, as discussed above in response to Comment 6.

Comment 16: In the section entitled "Purchase and Redemption Information," include information regarding how an investor can purchase shares through in kind contributions.

Response: Registrant has revised the disclosure consistent with Staff's comment.

PART C

Comment 17: In Item 30, pertaining to Indemnification, include the undertaking regarding the Staff's position, which can be found in Regulation S-K, § 229.510 (item 510).

Response: Registrant has revised the disclosures as follows: Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Comment 18: With respect to Item 28, please explain how agreements with Lee Munder Capital Group and Polaris Capital Management, Inc. relate to the Registrant.

Response: Pursuant to advisory agreements between the Registrant and such entities, each of referenced entities serves as investment adviser to a separate series of the Registrant.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc: Stacy L. Fuller, Esq.
       K&L Gates LLP